NEWS RELEASE
June 24, 2010	Release 09-2010

WESTERN COPPER EXTENDS HIGHER GRADE SUPERGENE MINERALIZATION AT CASINO

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce preliminary results from the 2010 exploration program at its wholly owned Casino Project, located in the Yukon.

Drilling at Casino has extended the flat-lying, shallow copper and gold enriched supergene zone to a 2.0 km by 1.2 km area – a significant expansion over its previously outlined extent as identified in the 2008 Pre-feasibility Study (Figure 1). The average core length of the supergene from the current drilling is 80 m. The copper and gold enriched zone remains open to the north for further expansion.

Highlights of the 33 holes drilled and assayed during the 2010 campaign are summarized in Table 1 and a complete listing of drill-holes and results are shown in Table 2. Hole locations are shown on Figure 1.

Hole CAS-073 is of particular interest. In addition to the 114 m of 0.97% copper equivalent mineralization in the supergene zone, it also contains 110 m of copper, gold and molybdenum mineralization at a copper equivalent grade of 0.69% in the hypogene zone.

Table 1: Highlights from current drilling program

Drill-hole	From (m)	To (m)	Width (m)	Au (g/t)	Cu (%)	Mo (%)	CuEq (%)
CAS-044	50.7	97.5	46.9	0.16	0.39	0.020	0.62
CAS-059	50.6	102.0	51.4	0.20	0.35	0.011	0.54
CAS-062	75.6	173.7	98.1	0.24	0.27	0.021	0.57
CAS-063	67.5	197.8	130.3	0.34	0.37	0.020	0.72
CAS-066	59.3	178.8	119.5	0.36	0.22	0.020	0.59
CAS-073	105.4	219.8	114.4	0.34	0.34	0.072	0.97

Copper Equivalent Metal Prices: US$2.00/lb copper, US$875.00/oz gold and US$11.25/lb molybdenum

Western Copper has now completed 20,000 m of new drilling since the pre-feasibility was completed in 2008. An additional 6,000 m of drilling is planned for the remainder of 2010 and is expected to be complete by mid-August. All of the new drilling has been drilled in areas outside of the previously defined area of mineralization or in areas previously considered waste.

“We believe the discovery of significant additional near surface supergene mineralization has the potential to considerably improve the project’s economics” said Dale Corman, Chairman & CEO “The newly discovered mineralization with overall higher grades would be extracted and processed during the first years of the mine life and much of it occurs in areas of the pit previously thought to be waste material and should result in a lower stripping ratio”

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

The Casino project is located 380 km northwest of Whitehorse, Yukon and has a NI 43-101 compliant reserve estimate containing 8 million oz of gold, 4.4 billion lb of copper, and 475 million lb of molybdenum, contained in approximately 1 billion tonnes of ore.

Scott Casselman, P.Geo., is the qualified person responsible for the execution of the Casino Project exploration program and the preparation of the technical information in this news release.

QA/QC including assurance of chain of custody has been implemented in accordance with industry best practices. Split core samples are prepared and analyzed by ALS Chemex. Prepared samples are initially run using a four acid digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper and molybdenum is run using a 4 acid digestion – AES or AAS method to a 0.001% detection limit. Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit. The QA/QC procedure involves regular submission of Certified Analytical Standards and blanks and property specific duplicates, with check assaying performed by Acme Analytical Laboratories Ltd.

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Chiara Orrigoni, Manager Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Figure 1: Plan map of drill holes

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Table 2: 2010 Drill results

Hole	From	To	Width (m)	Au (g/t)	Ag g/t	Cu %	Mo %	Cu Eq %	Category
CAS-041		no signficiant mineralization
	8.00	44.1	36.1	0.13	0.7	0.03	0.000	-	Leached CAP
CAS-042	44.10	83.8	39.7	0.17	0.2	0.20	0.000	0.31	Supergene
	83.80	248.5	164.7	0.08	0.2	0.02	0.000	0.07	Hypogene
	21.34	41.6	20.3	0.24	1.6	0.11	0.052	-	Leached CAP
CAS-043	41.60	91.5	49.9	0.15	1.1	0.24	0.013	0.42	Supergene
	91.45	243.8	152.4	0.11	0.5	0.10	0.027	0.33	Hypogene
	6.80	50.7	43.9	0.16	1.2	0.04	0.012	-	Leached CAP
CAS-044	50.65	97.5	46.9	0.16	1.1	0.39	0.020	0.62	Supergene
	97.50	224.0	126.5	0.10	0.2	0.07	0.013	0.21	Hypogene
	3.05	41.0	38.0	0.15	1.0	0.05	0.008	-	Leached CAP
CAS-045	41.00	83.0	42.0	0.15	1.0	0.35	0.007	0.50	Supergene
	82.95	198.1	115.2	0.25	1.3	0.13	0.010	0.36	Hypogene
	7.11	37.2	30.1	0.21	1.3	0.07	0.012	-	Leached CAP
CAS-046	37.20	114.7	77.5	0.12	1.3	0.16	0.016	0.33	Supergene
	114.70	211.2	96.5	0.07	0.4	0.07	0.018	0.22	Hypogene
	3.05	60.6	57.6	0.11	1.2	0.04	0.010	-	Leached CAP
CAS-047	60.60	151.0	90.4	0.09	0.9	0.18	0.016	0.34	Supergene
	151.00	193.6	42.6	0.13	0.9	0.09	0.012	0.25	Hypogene
	4.30	60.7	56.4	0.11	0.9	0.04	0.013	-	Leached CAP
CAS-048	60.70	95.6	34.9	0.12	1.4	0.29	0.009	0.43	Supergene
	95.60	208.2	112.6	0.29	1.0	0.10	0.012	0.36	Hypogene
	9.80	53.3	43.5	0.14	1.7	0.06	0.023	-	Leached CAP
CAS-049	53.30	146.2	92.9	0.15	0.9	0.21	0.018	0.41	Supergene
	146.20	244.2	98.0	0.13	1.0	0.11	0.022	0.32	Hypogene
	8.30	61.9	53.6	0.15	1.1	0.05	0.017	-	Leached CAP
CAS-050	61.90	186.2	124.3	0.16	1.0	0.19	0.015	0.38	Supergene
	186.20	219.5	33.3	0.08	0.4	0.09	0.019	0.24	Hypogene
	50.20	51.8	1.6	0.36	1.0	0.06	0.007	-	Leached CAP
CAS-051	51.80	94.4	42.6	0.20	1.0	0.32	0.010	0.51	Supergene
	94.37	268.2	173.9	0.16	1.2	0.16	0.009	0.31	Hypogene
	12.00	80.6	68.6	0.15	1.1	0.20	0.009	0.35	Supergene
CAS-052	80.60	248.1	167.5	0.10	0.8	0.09	0.019	0.26	Hypogene
	14.50	39.8	25.3	0.13	1.2	0.07	0.004	-	Leached CAP
CAS-053	39.80	71.3	31.5	0.16	0.6	0.25	0.002	0.37	Supergene
	71.25	236.2	165.0	0.16	0.6	0.15	0.004	0.28	Hypogene
	53.00	55.8	2.8	0.14	2.6	0.05	0.003	-	Leached CAP
CAS-054	55.75	175.4	119.7	0.24	1.2	0.22	0.003	0.40	Supergene
	175.40	249.9	74.5	0.14	1.2	0.16	0.006	0.29	Hypogene
	26.50	36.8	10.3	0.18	0.9	0.04	0.002	-	Leached CAP
CAS-055	36.75	104.2	67.4	0.23	1.3	0.32	0.004	0.50	Supergene
	104.15	201.5	97.4	0.10	3.0	0.12	0.007	0.25	Hypogene
	11.40	61.1	49.7	0.19	0.6	0.08	0.008	-	Leached CAP
CAS-056	61.10	125.8	64.7	0.17	1.0	0.21	0.015	0.40	Supergene
	125.80	199.6	73.8	0.13	0.8	0.11	0.016	0.29	Hypogene

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Hole	From	To	Width (m)	Au (g/t)	Ag g/t	Cu %	Mo %	Cu Eq %	Category
CAS-057	28.53	130.0	101.5	0.10	1.0	0.05	0.003	-	Leached CAP
	130.00	249.9	119.9	0.20	1.4	0.17	0.003	0.32	Supergene
CAS-058		no signficiant mineralization
	15.54	50.6	35.1	0.22	1.6	0.08	0.006	-	Leached CAP
CAS-059	50.60	102.0	51.4	0.20	1.2	0.35	0.011	0.54	Supergene
	102.00	210.3	108.3	0.14	0.9	0.13	0.015	0.32	Hypogene
	20.70	44.6	23.9	0.14	0.4	0.03	0.005	-	Leached CAP
CAS-060	44.60	119.1	74.5	0.15	1.2	0.19	0.004	0.31	Supergene
	119.08	249.9	130.9	0.37	1.5	0.12	0.012	0.44	Hypogene
	13.72	50.2	36.5	0.13	2.2	0.06	0.008	-	Leached CAP
CAS-061	50.24	154.8	104.6	0.20	1.4	0.22	0.004	0.38	Supergene
	154.80	249.9	95.1	0.25	3.7	0.19	0.006	0.42	Hypogene
	11.90	75.6	63.7	0.09	1.3	0.02	0.026	-	Leached CAP
CAS-062	75.60	173.7	98.1	0.24	2.5	0.27	0.021	0.57	Supergene
	173.65	250.2	76.6	0.36	3.3	0.26	0.010	0.57	Hypogene
	9.00	67.5	58.5	0.21	1.4	0.03	0.034	-	Leached CAP
CAS-063	67.50	197.8	130.3	0.34	2.6	0.37	0.020	0.72	Supergene
	197.78	201.2	3.4	0.23	2.1	0.24	0.008	0.45	Hypogene
	1.52	55.2	53.7	0.10	1.4	0.03	0.010	-	Leached CAP
CAS-064	55.20	163.8	108.6	0.10	1.9	0.17	0.012	0.31	Supergene
	163.80	203.3	39.5	0.14	1.2	0.10	0.009	0.25	Hypogene
CAS-065		no signficiant mineralization
	20.60	59.3	38.7	0.34	3.4	0.02	0.032	-	Leached CAP
CAS-066	59.30	178.8	119.5	0.36	3.2	0.22	0.020	0.59	Supergene
	178.83	201.2	22.3	0.14	0.9	0.05	0.003	0.17	Hypogene
	2.45	79.7	77.3	0.08	1.5	0.04	0.015	-	Leached CAP
CAS-067	79.70	199.7	120.0	0.15	1.5	0.18	0.005	0.31	Supergene
	199.70	249.9	50.2	0.11	0.7	0.05	0.009	0.17	Hypogene
	8.10	46.3	38.2	0.14	1.2	0.03	0.011	-	Leached CAP
CAS-068	46.30	229.9	183.6	0.15	1.7	0.15	0.011	0.32	Supergene
	229.90	304.8	74.9	0.13	1.1	0.05	0.006	0.18	Hypogene
	0.40	61.3	60.9	0.06	0.8	0.05	0.012	-	Leached CAP
CAS-069	61.30	99.5	38.2	0.08	0.7	0.14	0.034	0.39	Supergene
	99.50	250.2	150.7	0.10	0.8	0.08	0.008	0.20	Hypogene
	0.00	116.0	116.0	0.13	1.3	0.01	0.018	-	Leached CAP
CAS-070	116.00	239.0	123.0	0.16	3.6	0.21	0.025	0.48	Supergene
	239.00	295.6	56.6	0.12	1.5	0.11	0.030	0.37	Hypogene
	7.62	72.6	65.0	0.09	1.1	0.03	0.020	-	Leached CAP
CAS-071	72.60	160.6	88.0	0.10	0.9	0.17	0.018	0.34	Supergene
	160.60	251.5	90.9	0.06	0.7	0.07	0.004	0.14	Hypogene
CAS-072		no signficiant mineralization
	4.77	105.4	100.6	0.13	0.9	0.01	0.043	-	Leached CAP
CAS-073	105.40	219.8	114.4	0.34	1.8	0.34	0.072	0.98	Supergene
	219.80	330.7	110.9	0.24	1.5	0.16	0.064	0.69	Hypogene

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com